04028576

RECD S.E.C.

MAY 17 2004

1086

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

P.E.

May 17 , 2004

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant's name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

✓

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: May 17, 2004

By: [signature]
Name: Max Weishun Cheng
Title: Chief Financial Officer

jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item

1. 2003 Glossy Annual Report of AU Optronics Corp.



AUO

THE POWER OF VISION

The Power of Vision

We see that which does not always exist.
A world of applications waiting to come alive.
We create. We innovate. We focus.
Specialization in flat panels is our strategic strength.
No conflict of interest, no distractions.
Behind the world's most illustrious TFT-LCD brands,
you'll find a company ready to do business.
With you. With insight. With the power of vision.











Enrich

Digital

Lifestyles







CONTENTS:

THE POWER OF INSIGHT



THE POWER OF VISION

From Left: Po-Yen Lu – Executive Vice President, Hui Hsiung – Executive Vice President, KY Lee – Chairman and CEO, Max Cheng – VP and CFO, HB Chen – President and C



Dear Shareholders:

We are proud to present the results of our operations for 2003 as the culmination of years of relentless efforts and dedication. Our consolidated revenues in 2003 exceeded the NT$100 billion mark to reach NT$104.9 billion, and our net income grew to NT$15.7 billion, the highest net income ever achieved by a Taiwan TFT-LCD producer. We have further strengthened our competitiveness and firmly established ourselves as one of the global leaders in the TFT-LCD industry.

The flat panel display industry is a dynamic one and presents enormous opportunities for growth. Flat panel display producers, especially for TFT-LCD panels, are well positioned to meet the demands of the information technology (IT) and consumer electronics industries. TFT LCD technology can offer technical advantages, wide product applications and economies of scale that are indispensable for digital lifestyle. As Taiwan's most prominent TFT-LCD producer, AU Optronics has vast growth potentials to lead the way in this exciting industry. We intend to seize this opportunity to aggressively expand our market share and pursue our medium-to-long term strategies. Our strategies for the coming years are as follows:

- Continue to invest in next generation production facilities and to upgrade existing facilities. In July of 2003, we officially held our ground breaking for our planned sixth-generation fab at the Taichung Science Park.
- We believe that our intense focus on research and development capabilities enables us to maintain our leadership position in the TFT-LCD industry. We are currently in the final phases of the establishment of AUO Technology Center, our dedicated research and development hub. The Center is scheduled to be completed in the second quarter of 2004. We expect that the Center will employ over 1,000 research and development engineers dedicated solely to research and development of the latest technologies in flat panel displays.
- We have achieved considerable progress in the development of new display technologies in certain important segments such as in LCD television, low temperature poly-silicon ("LTPS"), and organic light emitting displays ("OLED"). We plan to commercialize part of the research results in 2004 to further broaden our product portfolio with value enhancing technologies.
- We intend to actively pursue our investment plans in order to support our medium-to-long term business strategies, with the objective of further enhancing our leadership position and shareholders' return.
- We remain dedicated as ever to our customers. AU Optronics asserts its "customer first" business principle by establishing long-term relationships and working with customers as a trusted partner. We are committed to our customers' success by consistently providing products, solutions and services of superior quality that constantly exceed customer expectations.

As we embark on the next stage of growth and expansion, our management team will continue to reinforce our core value of uncompromising integrity. At AU Optronics, we always strive for "Making the Best Better" and execute with discipline and passion. With these values in mind, we look forward to capitalizing the strong industry momentum that continues from 2003 and strive to maximize our shareholders' value in the coming year.

We would like to take this opportunity to extend our appreciation to all our shareholders, business partners, and employees for their continued support and confidence.



Kuen-Yao (K Y) Lee
Chairman and Chief Executive Officer



"Sometimes you have to close your eyes to see further. Vision starts with imagination.

Big, insightful technology or business ideas that benefit our partners and clients."

- KY Lee, Chairman AUO.



"Then you need to keep an eye open for new applications, fresh opportunities. The world of flat panel displays is constantly evolving. Breakthroughs are made by the timely intersection of opportunity and the best prepared company."

AUO-YEAR ON YEAR

AUO Revenue from 1999-2003


NT$ Million
$ 120,000
$ 100,000
$ 80,000
$ 60,000
$ 40,000
$ 20,000
$
$5,817
$25,583
$37,589
$75,689
$104,861
1999
2000
2001
2002
2003

AUO Net Income 1999-2003



NT$ Million
$15,660
$ 16,000
$ 12,000
$ 8,000
$6,023
$ 4,000
$2,863
$618
$
($ 4,000)
($ 8,000)
($6,710)
1999
2000
2001
2002
2003

AUO Volume Shipment by size 1999-2003


Volume ('000)
25,000
22,500
20,000
17,500
15,000
12,500
10,000
7,500
5,000
2,500
Large Size
Small & Medium Size
252
1,762
1,786
4,255
4,606
4,887
8,322
9,092
11,853
21,431
1999
2000
2001
2002
2003

AUO Monthly Sales 2003 vs 2002



□ 2002 ■ 2003
NT$ Million
$ 14,000
$ 12,000
$ 10,000
$ 8,000
$ 6,000
$ 4,000
$ 2,000
$
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC

THE POWER OF GROWTH

Flat Panel Display Market

The demand for liquid crystal displays is being driven by the continual shift from CRT monitors to LCD monitors, and the increasing popularity of notebooks. The lifestyles of businessmen and women and other consumers are also becoming increasingly digital as mobile phones and wireless devices become smarter and incorporate greater MMS functionality with LCD displays. At the same time, flat panel TVs, while a smaller segment, is seeing strong growth.

LCD monitors will overtake CRT monitors for the first time on a unit basis in the US in Q1'04 and worldwide in Q2'04, according to DisplaySearch, the industry's authority on the flat panel displays. What is driving part of this growth is the increased shift to larger desktop monitor sizes. In volume size the 17" LCD monitors category has already outpaced 15" LCD monitors in Q3'03 in the US with DisplaySearch estimating "preliminary results indicating they became #1 worldwide in Q4'03."

Globally, Flat Panel Display Sales surged by 44.2% in 2003. AU Optronics sales rose to over US$3 billion, a 38.5% percent increase from the previous year.

Estimated Global Sales of Flat Panel displays:

(US$ Billion)

	2002	2003	2004	2005	2006	2007	2008
Revenue	29.2	42.1	58.4	70.3	78.6	80.6	82.6

Source: Quarterly Worldwide Flat Panel Forecast Report, DisplaySearch Q4'03

AUO's Q4'03 sales doubled to NT$34.4 billion, with profits in excess of US$200 million. As with the move from CRT monitors to LCD monitors, leading electronics manufacturers are also predicting a similar trend to flat panel televisions over traditional sets. While flat panel TVs currently only account for 7.5 % of the market, the growth potential remains significant. It is forecasted by DisplaySearch the TV market will likely increase by ten folds to US$21.9 billion by 2008.

The flat panel display market is made up of either independent manufacturers that provide many brands their flat panels, or more vertically integrated manufacturers that market flat panels under their own brand name. As demand increases and more consumer brands bring more flat panel applications to market, such as LCD TVs, independent manufacturers like AUO are strategically well poised to supply these companies since they have no conflict of interest.

In terms of technology, the newer generation fabs are giving manufacturers economies of scale and greater efficiency. The 5G flat-panel fabs, can cut fifteen 15-inch panels for computer displays from one piece of motherglass, or alternatively two 46-inch panels for flat panel TVs. Newer generation fabs manufacture larger sheets of glass from which more panels can be cut more efficiently. Economies of scale allow prices to be become more competitive.

The chart alongside this text indicates the efficiencies achieved with newer generation LCD fabs.

Mother-Glass Size VS Panel Size


G3.5
15" x 4
23" x 2
G4
15" x 6
30" x 2
G5
15" x 15
46" x 2
G6
15" x 30
66" x 2

Each generation allows production of larger size panels or more panels per substrate (increased efficiency).

In terms of by country TFT-LCD manufacturing, the center of gravity has now moved to Taiwan.

(units in thousands)

	2000	2001	2002	2003
Japan	15, 238	15, 259	18, 816	20, 185
Korea	11, 377	18, 478	25, 405	43, 811
Taiwan	3, 987	11, 586	24, 417	35, 841
Others	-	27	-	-
Total	30, 603	45, 350	68, 639	99, 838

Estimated leading TFT-LCD producers by country, 2004.

According to DisplaySearch analysts: 2004 is expected to be by far the biggest year ever in TFT LCD equipment spending, with equipment expenditures projected to reach $9.42 billion, 41% higher than the previous annual record achieved in 2000. In response to strong demand for more and larger-screen notebook PCs, LCD monitors and LCD TVs, panel suppliers are rapidly accelerating fab spending plans, benefiting from larger, more productive tools that significantly reduce panel costs.

Taiwan producers are expected to lead the spending charge, as they capture an estimated 49% capex share in 2003 and a forecasted 50% share in 2004. Taiwan is also expected to lead in capex in 2005.

Sources: DisplaySearch

THE POWER OF PARTNERSHIP



THE POWER OF VISIO

CLIENTS

Behind many of the world's most famous monitor, computer, mobile phone, gaming, television and consumer electronic brands, you'll find AUO.

With over US$3 billion in sales, AU Optronics has the ability to leverage the largest possible global resources to pass on the collective benefits to clients. With record investment levels, clients are also assured of leading edge technology.

At the same time because the company is able to foster more independent, agile and responsive relationships with major clients because of its independent status versus branded producers.

AUO's passion for innovation is matched by an investment level into operations and services to meet the higher standards of flat panel clients. Newer applications, wider panels and more sizes are some of the ways the company's puts its partners at an advantage. AUO offers the broadest TFT-LCD panel selection in the industry – from 1.5" to 46" and for all applications.

The organization's commitment to stronger relationships expands in many directions. The company's size and reputation also allow it to work with the best of breed suppliers to the flat panel industry.

Where there is a specific benefit to be gained, AU Optronics will also search for partners that can evolve its technology offering, especially from a Research & Development point of view. An example of this, in the first quarter of 2003, AUO took a 20% equity stake in Fujitsu Display Technologies Corporation (FDTC), with the remaining held by Fujitsu Limited. The companies join forces in the development of advanced programs in design, process and production technologies. This way, manufacturing capacity cooperation and intellectual property cross-licensing are all going forward. In stead of transferring technology uni-directionally. The advantages of the collaboration

Such partnerships make business sense. The investment and cost of cutting edge technology in the FPD industry are substantial. Strategic partnerships can greatly enhance expertise and knowledge with the shared development costs minimized.



LCD TV

46" HDTV (1920 x 1080) T460HW01



Monitor Application

19" SXGA (1280 x 1024) M19OEN02



LCD TV

30" WXGA (1280 x 768) T296XW01



Monitor Application

20.1" UXGA (1600x1200) M201UN02



Notebook Application

15" XGA (1024x768) B150XG05



Monitor Application

17" SXGA (1280x1024) M170EN06



Notebook Application

14.1" XGA (1024x768) B141XG08



Notebook Application

12.1" WXGA (1280x800) B121EW01



General Display

8.4" SVGA (800x600) B084SN02



Car Application

10.2" (800 R.G.B. x 480) A102VW01



General Display

10.4" SVGA (800x600) B104SN02



Car Application

7" (800 R.G.B. x 480) A070VW01



General Applicat

4.0" (160 R.G.B. x 234) ,



Mobile Phone

2.7" Transflective

(208 R.G.B. x320) H027QT01



DSC

1.5" LTPS

(502 x 240) A015BL02



DVC

3.5"

(480 x 234) A035CN02



Mobile Phone

1.8" Transmissive TFT + (1.1" Transflective CSTN)

(Dual), (128 R.G.B. x160) H018IN03



The Power of Choice. The Power of Vision.

Play. Talk. Work. Entertain. Live. From 46" super screens to tiny 1.5" flat screens, AU Optronics has the widest selection of TFT-LCD sizes. No matter what the application, no matter what the lifestyle, we turn vision into business opportunities. The Power of Choice. The Power of AUO.











THE POWER OF INNOVATION



THE POWER OF VISION

THE TECHNOLOGY:

AUO concentrates its resources on developing the most innovative flat panel display technologies.

Technology development in AUO comprises of amorphous-silicon TFT-LCDs, low temperature poly-silicon TFT-LCDs, OLED. This creates synergy and allows AUO to offer an invaluable product portfolio to manufacturers. AUO has grown enormously and consistently into Taiwan's number one LCD maker to provide both advanced technology and manufacturing stability.

The technology strength of AUO includes:

1. Establishment of ATC (AUO Technology Center)
2. Collaboration with all possible allied technical organizations
3. Product development portfolio and synergy from a-Si TFT-LCDs, LTPS and OLED development
4. Focus on cutting-edge development in both product and process technologies
5. Intellectual property capability ramp-up



AUO G5-Fab in LungTan, Taiwan

Looking Deeper Into Technology



Liquid Crystals photographed at 600 times. At AUO no detail is ignored.



AUO G6-Fab under construction in Taichung, Taiwan

Three technical directions for ATC:

1. Product development: Including Notebook, General Application, Monitor, TV, Audio-Video displays.,
2. Technology platform: Including LCD process, Module process and LCD product.,
3. Advanced technology: Including OLED and LTPS.

Focus on cutting-edge development in both product and process technologies.

AUO focuses on cutting-edge development in product, process and manufacturing technologies for a-Si TFT LCDs, LTPS and OLED. For product technologies, breakthroughs include:

1. Leading FPD Technologies:MVA, MVA-b, MVA-p (collaboration with Fujitsu)
2. First in Reflective / Transflective in Taiwan
3. Earliest to apply 16 ms & 12 ms response times
4. Pioneer in Over-Driver Technology for motion picture display
5. Advanced backlight system for TV applications
6. Pioneer in Chip-on-Glass Technology
7. First in the world to develop a-Si active matrix OLED with self-developed technology.
8. First 46-inch TV in Taiwan

From process point of view, advanced technologies are necessary due to the requirement of cost-saving, bigger mother glass size process, much better yield and high throughput. With such advanced process technologies for manufacturing, it also helps to enlarge the flexibility for product performance promotion.
The breakthrough and on-going cutting-edge technology development include:

1. First ODF (One Drop Filled) for large mother glass LC filling in Taiwan
2. First UHA (Ultra High Aperture) process for Reflective / Transflective / high transmittance product application in Taiwan
3. Non-contact rubbing for next generation requirement
4. Low resistivity metal process for high resolution / large panel size application
5. Thinner glass substrate process technology

Intellectual property capability ramp-up

AUO dedicates itself to innovation, invention and fundamental research to build up self-owned intellectual properties as well as upgrade manufacture and product development capability. Patents granted and filed are increasing in both quantity and quality. In 2003 alone, AUO has processed applications for 657 new patents. The ramp-up of intellectual property capabilities offers the company a good environment for consecutive and consistent development. It also provides more technology choices during product development so that all customers' requirements can easily be met. Above all, it shows again the strength and determination of AUO's dedication in "technology."



AUO





FINANCIAL REVIEW

Independent Auditors' Report

The Board of Directors

AU Optronics Corp.:

We have audited, in accordance with Regulations for Auditing of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China, the consolidated balance sheets of AU Optronics Corp. and subsidiaries as of December 31, 2003, and 2002, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended (originally issued in Chinese, and not presented herein).

In our report dated February 2, 2004, we expressed an unqualified opinion that the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AU Optronics Corp. and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with the Guidelines Governing the Preparation of Financial Report by Securities Issuers and accounting principles generally accepted in the Republic of China.

In our opinion, the condensed information set forth in the accompanying consolidated balance sheets of AU Optronics Corp. and subsidiaries as of December 31, 2003, and 2002, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended is fairly stated, in all material respects, in relation to the originally issued consolidated financial statements from which it has been derived.

KPMG Certified Public Accountants

Hsinchu, Taiwan
February 2, 2004

AU OPTRONICS CORP. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

December 31, 2002 and 2003
(Expressed in thousands of New Taiwan dollars)

Assets	2002	2003
Current assets:	**NT$**	**NT$**
Cash and cash equivalents	25,957,194	17,962,082
Short-term investments, net	3,231,835	2,286,504
Notes and accounts receivable, net	6,415,061	11,438,339
Receivables from related parties	3,646,403	5,522,640
Inventories, net	8,509,570	9,956,128
Other current financial assets	416,530	285,142
Prepayments and other current assets	979,590	435,776
Net deferred tax assets	673,829	2,795,733
Total currents assets	49,830,012	50,682,344
Long-term investments:		
Equity method	37,744	701,432
Cost method	46,586	185,329
	84,330	886,761
Property, plant and equipment:		
Land	199,176	159,996
Buildings	10,466,989	14,445,741
Machinery and equipment	70,940,502	105,436,010
Leasehold improvements and other equipment	3,208,361	4,676,882
	84,815,028	124,718,629
Less: accumulated depreciation and amortization	(25,666,631)	(39,856,546)
Construction in progress	1,811,779	3,909,682
Prepayment for purchases of land and equipment	10,085,107	11,780,752
Net property, plant and equipment	71,045,283	100,552,517
Intangible assets	2,984,455	2,237,936
Other assets:		
Leased assets, net	1,620,792	-
Idle assets, net	45,649	1,492,584
Refundable deposits	1,018,127	1,154,925
Deferred charges	642,374	1,034,574
Net deferred tax assets	1,848,180	-
Restricted cash in bank	52,200	29,200
Total other assets	5,227,322	3,711,283
Total assets	**129,171,402**	**158,070,841**

AU OPTRONICS CORP. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (continued)

December 31, 2002 and 2003
(Expressed in thousands of New Taiwan dollars except par value)

Liabilities and Stockholders' Equity	2002	2003
Current liabilities:	NT$	NT$
Short-term borrowings	770,444	300,795
Accounts payable	11,131,568	22,149,503
Payables to related parties	560,605	1,019,031
Accrued expenses and other current liabilities	1,983,605	3,274,830
Equipment and construction in progress payable	1,265,983	6,153,328
Current installments of long-term liabilities	9,492,110	6,892,110
Total current liabilities	25,204,315	39,789,597
Long-term liabilities:		
Long-term borrowings excluding current installments	22,457,152	25,306,447
Long-term commercial paper excluding current installments	1,287,611	-
Bonds and convertible bonds payable excluding current installments	2,282,882	-
Total long-term liabilities	26,027,645	25,306,447
Other liabilities	111,398	320,270
Total liabilities	51,343,358	65,416,314
Commitments and contingent liabilities		
Stockholders' equity:		
Capital stock:		
Common stock, NT$10 par value	40,241,945	43,522,372
Certificates exchangeable for common stock	1,012	-
	40,242,957	43,522,372
Capital surplus	31,718,116	32,197,790
Retained earnings:		
Legal reserve	-	602,267
Unappropriated retained earnings	6,022,669	16,578,660
	6,022,669	17,180,927
Cumulative translation adjustment	27,151	4,419
Treasury stock	(182,849)	(250,981)
Total stockholders' equity	77,828,044	92,654,527
Total Liabilities and Stockholders' Equity	**129,171,402**	**158,070,841**

AU OPTRONICS CORP. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

Years ended December 31, 2002 and 2003
(Expressed in thousands of New Taiwan dollars except for per share data)

	2002	2003
	NT$	NT$
Net sales	75,689,165	104,860,642
Cost of goods sold	63,606,190	81,398,889
Gross profit	12,082,975	23,461,753
Operating expenses :		
Selling	520,016	1,394,998
General and administrative	1,615,959	2,435,619
Research and development	2,233,119	3,386,352
	4,369,094	7,216,969
Operating income	7,713,881	16,244,784
Non-operating income:		
Interest revenue	280,410	161,121
Foreign currency exchange gain, net	-	61,785
Gain on market price recovery of short-term investment	-	126,883
Other income	261,409	181,055
	541,819	530,844
Non-operating expenses and losses:		
Interest expense	1,231,514	819,240
Investment loss recognized by equity method	10,475	14,449
Short-term investment permanent impairment loss	650,626	-
Foreign currency exchange loss, net	210,815	-
Other loss	129,510	368,680
	2,232,940	1,202,369
Income before income tax	6,022,760	15,573,259
Income tax expense (benefit)	91	(86,669)
Net income	**6,022,669**	**15,659,928**
Earnings per common share:		
Basic earnings per common share	**1.65**	**3.65**
Diluted earnings per common share	**1.58**	**3.61**
Basic earnings per common share- retroactively adjusted	**1.56**	
Diluted earnings per common share - retroactively adjusted	**1.49**	

AU OPTRONICS CORP. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2002 and 2003
(Expressed in thousands of New Taiwan dollars and shares)

	Capital Stock				Retained Earnings				
	Common shares	Common stock	Certificates exchangeable for common stock	Capital surplus	Legal reserve	Unappropriated earnings (accumulated deficit)	Cumulative translation adjustment	Treasury stock	
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	
Balance at January 1, 2002	2,970,581	29,705,816	-	17,998,396	232,014	(3,997,843)	8,902	-	43,9
Issuance of common stock for cash	500,000	5,000,000	-	14,170,256	-	-	-	-	19,1
Transfer of legal reserve to unappropriated earnings	-	-	-	-	(232,014)	232,014	-	-	
Transfer of capital surplus to unappropriated earnings	-	-	-	(3,765,829)	-	3,765,829	-	-	
Net income for 2002	-	-	-	-	-	6,022,669	-	-	6,0
Purchase of treasury stock	-	-	-	-	-	-	-	(182,849)	(1
Cumulative translation adjustment	-	-	-	-	-	-	18,249	-	
Convertible bonds converted to common stock	553,613	5,536,129	1,012	3,315,293	-	-	-	-	8,8
Balance at December 31, 2002	4,024,194	40,241,945	1,012	31,718,116	-	6,022,669	27,151	(182,849)	77,8
Appropriation for legal reserve	-	-	-	-	602,267	(602,267)	-	-	
Cash dividends	-	-	-	-	-	(2,006,917)	-	-	(2,0
Transfer of retained earnings to common stock	200,692	2,006,917	-	-	-	(2,006,917)	-	-	
Transfer of employees' profit sharing to common stock	43,363	433,632	-	-	-	(433,632)	-	-	
Directors' and supervisors' remuneration	-	-	-	-	-	(54,204)	-	-	(
Net income for 2003	-	-	-	-	-	15,659,928	-	-	15,6
Purchase of treasury stock	-	-	-	-	-	-	-	(68,132)	(
Cumulative translation adjustment	-	-	-	-	-	-	(22,732)	-	(
Convertible bonds converted to common stock	83,988	839,878	(1,012)	479,674	-	-	-	-	1,3
Balance at December 31, 2003	**4,352,237**	**43,522,372**	-	**32,197,790**	**602,267**	**16,578,660**	**4,419**	**(250,981)**	**92,6**

AU OPTRONICS CORP. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Years ended December 31, 2002 and 2003
(Expressed in thousands of New Taiwan dollars)

Cash flows from operating activities:	**NT$**	**NT$**
Net income	6,022,669	15,659,928
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	11,498,954	14,780,225
Amortization of intangible assets and deferred charges	1,490,968	1,514,404
Provision for early redemption of convertible bonds and amortization of discount for commercial paper	114,548	31,799
Loss (gain) from disposal of property, plant and equipment	(3,293)	139,149
Unrealized exchange loss (gain), net	348,155	(70,837)
Provision for inventory devaluation	-	324,186
Provision for allowance for doubtful accounts, sales returns and discounts	32,420	4,453
Investment loss (gain)	661,101	(14,224)
Increase in notes and accounts receivable (including related parties)	(1,203,910)	(6,898,659)
Decrease (increase) in inventories	526,425	(1,770,744)
Decrease (increase) in prepayments and other current assets	(484,340)	662,702
Increase in deferred tax assets, net	-	(86,669)
Increase in notes and accounts payable (including related parties)	1,321,956	11,412,995
Increase in accrued expenses and other current liabilities	486,166	1,308,965
Increase in accrued pension liabilities	9,898	43,799
Net cash provided by operating activities	20,821,717	37,041,472
Cash flows from investing activities:		
Decrease in short-term investments	1,144,082	974,003
Acquisition of property, plant and equipment	(18,035,305)	(39,300,566)
Proceeds from disposal of property, plant and equipment	78,719	10,954
Increase in long-term equity investments	(46,586)	(817,013)
Decrease in restricted cash in bank	97,342	23,000
Increase in intangible assets and deferred charges	(1,239,156)	(1,092,946)
Increase in refundable deposits	(124,050)	(136,798)
Net cash used in investing activities	(18,124,954)	(40,339,366)
Cash flows from financing activities:		
Decrease in short-term borrowings	(1,815,517)	(469,649)
Increase (decrease) in guarantee deposits	21,585	(21,980)
Payment of long-term borrowings and bonds payable	(5,104,110)	(10,792,110)
Increase in long-term borrowings	4,664,932	8,740,405
Purchase of treasury stock	(182,849)	(68,132)
Issuance of common stock for cash	19,170,256	-
Cash dividend	-	(2,006,917)
Directors' and supervisors' remuneration	-	(54,204)
Net cash provided by (used in) financing activities	16,754,297	(4,672,587)
Effect of exchange rate change on cash	9,866	(24,631)
Net increase (decrease) in cash and cash equivalents	19,460,926	(7,995,112)
Cash and cash equivalents at beginning of year	6,496,268	25,957,194
Cash and cash equivalents at end of year	25,957,194	17,962,082
Supplemental disclosures of cash flow information:		
Cash paid for interest expense	1,253,983	823,773
Cash paid (received) for income taxes	19,343	(15,581)
Additions to property, plant and equipment:		
Increase in property, plant and equipment	18,589,628	44,414,072
Increase in equipment acquisitions payable	(554,323)	(5,113,506)
Cash paid	18,035,305	39,300,566
Supplementary disclosure of non-cash investing and financing activities:		
Convertible bonds applying for conversion	8,852,434	1,318,540

(1) Basis of Presentation

AU Optronics Corp. ("AUO", formerly known as Acer Display Technology Inc.) was founded in the Hsinchu Science Park of the Republic of China on August 12, 1996. AUO's main activities are the research, development, production and sale of thin film transistor liquid crystal displays ("TFT-LCDs"), and other flat panel displays used in a wide variety of applications, including notebook personal computers, desktop monitors, televisions, personal digital assistants, car televisions, digital cameras and camcorders, car navigation systems and mobile phones. AUO sells its products primarily in Asia and to a lesser extent, Europe and North America. On May 10, 2001, the Company's stockholders approved a proposal to merge with Unipac Optoelectronics Corporation ("Unipac") which was principally engaged in the research, development, design, manufacture and sale of TFT-LCD and LCD modules used in wide variety of applications. Unipac was subsequently dissolved into the Company.

AU Optronics (L) Corp. ("AUL") is a wholly owned subsidiary of AUO and was incorporated in September 2000. AUL is a holding company investing in the wholly owned foreign subsidiaries including AU Optronics Corporation America ("AUA"), AU Optronics (Suzhou) Corp. ("AUS") and AU Optronics Corporation Japan ("AUJ"). AUA's primary business activities include the sale of TFT-LCDs in the United States. AUS is primarily engaged in the assembly of TFT-LCD module products in Mainland China. AUJ is mainly engaged in the sale of TFT-LCDs and other flat-panel display modules in Japan.

Konly Venture Corp. ("Konly"), a wholly owned subsidiary of AUO, was incorporated in August 2002. Konly is an investment holding company for investments in other technology companies.

The condensed consolidated financial statements include the accounts of AUO and the aforementioned subsidiaries, hereinafter, referred to individually or collectively as the" Company".

The accompanying condensed consolidated financial statements have been derived from the originally issued Chinese version consolidated financial statements. In preparing the condensed consolidated financial statements, the Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities for the condensed consolidated balance sheets as of December 31, 2002 and 2003, and amounts of revenues and expenses in the condensed consolidated statements of operations for each of the years in the two year periods ended December 31, 2003.

The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the Republic of China ("ROC GAAP"). These condensed consolidated financial statements are not intended to present the financial position of the Company and the related results of operations and cash flows based on accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of China. All significant inter-company balances and transactions are eliminated in the condensed consolidated financial statements.

Certain information and note disclosures normally included in financial statements prepared in accordance with ROC GAAP, have been condensed or omitted. For a more complete discussion of accounting policies and recurring balance and transactions, these condensed consolidated financial statements should be read in conjunction with our December 31, 2002 audited consolidated financial statements and related notes included in our 2002 Annual Report on Form 20-F.

(2) Earnings Per Common Share

Earning per common share in 2002 and 2003 are computed as follows:	For the year ended December 31			
	2002		2003	
	Pre-tax	After tax	Pre-tax	After tax
Basic earnings per share:	(in thousands)			
Net income	**6,022,760**	**6,022,669**	**15,573,259**	**15,659,928**
Weighted average number of shares outstanding (thousand shares):				
Shares of common stock at the beginning of the year	2,970,582	2,970,582	4,015,255	4,015,255
Issuance of common stock for cash	291,667	291,667	-	-
Transfer of retained earnings to common stock	-	-	244,055	244,055
Treasury stock	(377)	(377)	(2,926)	(2,926)
Certificates exchangeable for common shares	377,927	377,927	33,044	33,044
Weighted average number of shares outstanding during the year	3,639,799	3,639,799	**4,289,428**	**4,289,428**
Retroactive adjustment of capitalization of retained earning	221,300	221,300		
Retroactively adjusted weighted average outstanding shares	**3,861,099**	**3,861,099**		
Basic earnings per share (NT$)	**1.65**	**1.65**	**3.63**	**3.65**
Basic earnings per share - retroactively adjusted (NT$)	**1.56**	**1.56**		

	For the year ended December 31			
	2002		2003	
	Pre-tax	After tax	Pre-tax	After tax
Diluted earnings per share:	(in thousands)			
Net income	**6,022,760**	**6,022,669**	**15,573,259**	**15,659,928**
Effects of potential common shares:				
Adjustment for interest of convertible bonds payable	170,825	128,119	34,301	25,726
	6,193,585	**6,150,788**	**15,607,560**	**15,685,654**
Weighted average number of shares outstanding (thousand shares):				
Shares of common stock at the beginning of the year	2,970,582	2,970,582	4,015,255	4,015,255
Potential number of common shares assumed upon				
conversion of convertible bonds	632,910	632,910	83,952	83,952
Issuance of common stock for cash	291,667	291,667	-	-
Treasury stock	(377)	(377)	(2,926)	(2,926)
Transfer of retained earnings to common stock	-	-	244,055	244,055
Weighted average number of shares outstanding during the year	3,894,782	3,894,782	**4,340,336**	**4,340,336**
Retroactive adjustment of capitalization of retained earning	236,803	236,803		
Retroactively adjusted weighted average outstanding shares	**4,131,585**	**4,131,585**		
Diluted earnings per share (NT$)	**1.59**	**1.58**	**3.60**	**3.61**
Diluted earnings per share – retroactively adjusted (NT$)	**1.50**	**1.49**		

(3) Inventories

Components of inventories at December 31, 2002 and 2003 consisted of the following:	December 31,	
	2002	2003
	NT$	NT$
	(in thousands)	
Finished goods	3,224,519	2,627,540
Work in process	3,255,697	4,488,753
Raw materials and spare parts	2,423,645	3,446,763
	8,903,861	10,563,056
Less: provision for inventory obsolescence and devaluation	(394,291)	(606,928)
	8,509,570	9,956,128
Insurance coverage on inventories	5,144,805	10,652,200

(4) American Depository Shares

On December 10, 2001, the Company issued 500 million shares of its common stock in the form of 50 million American Deposition Shares ("ADS"s). Each ADS represents the right to receive 10 shares of common stock. The public offering price per ADS was US$11.57. The stock issuances described above were authorized by and registered with the government authorities.

As of December 31, 2002 and 2003, the Company's authorized common stock, par value NT$10 per share, totaled NT$ 50,000,000 thousand and NT$58,000,000 thousand, respectively, and the issued and outstanding common stock amounted to NT$40,242,957 thousand (including the certificates exchangeable for common stock of NT$1,012 thousand) and NT$43,522,372 thousand, respectively.

US GAAP FINANCIAL INFORMATION

The Company's US GAAP information is based on the Company's 2003 audited consolidated financial statements reported under ROC GAAP, and included in the Company's 2003 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

US GAAP reconciliation:

1. Reconciliation of consolidated net income:	For the year ended December 31 2002	2003
	NT$	NT$
	(in thousands except per share data)	
Net income, ROC GAAP	6,022,669	15,659,928
US GAAP adjustments:		
(a) Recognition of purchase method of accounting		
- Amortization of intangible assets	(1,049,496)	(1,049,496)
- Amortization of premium on bonds payable	60,268	36,687
- Inventory	56,245	-
- Depreciation	(240,365)	162,517
- Deferred tax liabilities	-	680,849
(b) Compensation		
- Remuneration to directors and supervisors	(54,204)	(70,470)
- Employee bonuses		
- Accrual	(433,632)	(1,268,454)
- Adjustment to fair value	-	(450,977)
(c) Investment loss on long-term investment equity method	(79,731)	(163,376)
(d) Investment gain (loss) in marketable securities	1,132,551	(34,877)
(e) Provision for inventory obsolescence and devaluation	(33,945)	33,945
(f) Accretion of interest expense resulting from beneficial conversion feature of convertible bonds	(106,454)	(18,507)
(i) Depreciation on property, plant and equipment	(173,510)	(197,882)
(j) Derivative financial instruments recorded at fair value	78,024	22,270
(k) Compensated absences accrual	(8,490)	(73,874)
(m) Escalation adjustment of rent expense	(19,096)	(15,453)
(n) Valuation allowance for deferred tax assets	-	1,869,051
Tax effect of US GAAP adjustments	(211,952)	593,545
Net income, US GAAP	**4,938,882**	**15,715,426**
Basic earnings per share under US GAAP (in dollars)	**1.29**	**3.68**
Diluted earnings per share under US GAAP (in dollars)	**1.25**	**3.65**
Basic-Weighted-average number of shares outstanding (in thousands)	**3,821,789**	**4,267,746**
Diluted- Weighted-average number of shares outstanding (in thousands)	**4,089,521**	**4,318,654**

2. Reconciliation of consolidated stockholders' equity:	For the year ended December 31 2002	 2003
	NT$	NT$
	(in thousands)	
Total stockholders' equity, ROC GAAP	77,828,044	92,654,527
(a) Recognition of purchase method of accounting		
- Goodwill	11,599,692	10,946,732
- Intangible assets, net of amortization	6,296,974	5,247,478
- Other assets	49,328	275,161
- Other liabilities	(1,414,273)	(45,109)
(b) Compensation		
- Remuneration to directors and supervisors	(54,204)	(70,470)
- Employee bonuses		
- Accrual	(433,632)	(1,268,454)
(c) Investment loss on long-term investment-equity method	(3,791)	(167,167)
(c) Cumulative translation adjustment	(134)	5,877
(d) Marketable securities	(592,651)	(78,012)
(e) Provision for inventory obsolescence and devaluation	(33,945)	-
(f) Beneficial conversion feature of convertible bonds	80,887	-
(i) Property, plant and equipment	(415,215)	(613,097)
(j) Derivative financial instruments recorded at fair value	(93,393)	(63,366)
(k) Compensated absences accrual	(41,952)	(134,711)
(m) Escalation adjustment of rent expense	(98,485)	(113,938)
(n) Valuation allowance for deferred tax assets	(1,869,051)	-
Tax effect of US GAAP adjustments	(211,952)	403,428
Total stockholders' equity, US GAAP	**90,592,247**	**106,978,879**

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition, or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply solely as of the date of its original issuance of this annual report and can become outdated. We are not responsible for updating or amending any such dated information. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things, the cyclical nature of our industry, our dependence on introducing new products on a timely basis, our dependence on growth in the demand for our products, our ability to compete effectively, our ability to successfully expand our capacity, the availability of raw materials and input components, our dependence on key personnel, general economic and political conditions, including those related to the TFT-LCD industry, possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict, fluctuations in foreign currency exchange rates, and other factors as described in the section entitled "Risk Factors" in our annual report on Form 20-F to be filed with the United States Securities and Exchange Commission on or prior to June 30, 2004.

In addition, certain of our financial information has been published and presented in conformity with accounting principles generally accepted in the Republic of China ("ROC GAAP"), which differs in many material respects from U.S. GAAP. For further discussion and qualification of these and other differences, please see note 24 to our consolidated financial statements included in our annual report on Form 20-F to be filed with the United States Securities and Exchange Commission on or prior to June 30, 2004.

Memo

Memo

DIRECTORS & SUPERVISORS

Board of Directors

Kuen-Yao (KY) Lee
Chairman and CEO
AUO

Hsuan Bin (HB) Chen
President and COO
AUO

Po-Yen Lu
Executive Vice President
AUO

Hsi-Hua Sheaffer Lee
President and COO
BenQ

Hong-Jen Wu
President, Japan Business Group
UMC

Hui Hsiung
Executive Vice President
AUO

Lung-Cheng Liao
Associate Vice President
China Development Industrial Bank

Cheng-Chien Chien
VP
Silicon Integrated System Corp.

Supervisory Board

Ko-Yung (Eric) Yu
CFO
BenQ

Chun Kuan
Director, Accounting Division
UMC

CONTACTS

Spokesman

HB Chen
President and COO

Deputy Spokesman

Max Cheng
VP and CFO

Jerry Liu
Senior Manager of Finance Division
Tel: +886 3 563 2899
e-mail: auo@auo.com

Taiwan

AU Optronics Corp. / Headquarters
No.1, Li-Hsin Rd. 2, Science Park
Hsinchu 300, Taiwan
Tel: +886 3 563 2899
Fax: +886 3 563 7608
e-mail: info@auo.com

AU Optronics Corp. / Lungtan
1 Xinhe Rd., Aspire Park, Lungtan 325,
Taoyuan, Taiwan
Tel: +886 3 407 8800

China

AU Optronics (Suzhou) Corp.
No. 398, Suhong Zhong Rd,
Suzhou Industrial Park, China 215021
Tel: +86 512 6258 8899
Fax: +86 512 6258 9958
e-mail: info@auo.com

Europe

AU Optronics Europe B.V.
Zekeringstaat 39
1014 BV Amsterdam, The Netherlands
Tel: +31 (0)20 7940825
Fax: +31 (0)20 7940826
e-mail: europe@auo.com

Japan

AU Optronics Corporation Japan
Level 14 Shinagawa East One Tower,
2-16-1 Konan, Minato-ku, Tokyo
Tel: +81 3 6717 6288
Fax: +81 3 6717 6289
e-mail: japan@auo.com

Korea

AU Optronics Korea
No. 712, HanShin IT Tower,
235 sec, Guro-dong, Guro-gu
Seoul, Korea
Tel : +82 2 2108 8835~40
Fax : +82-2 2108 8841
e-mail: korea@auo.com

USA

AU Optronics Corporation Americ
Houston, Texas
Tel: +1 281 895 7942
Round Rock, Texas
Tel: +1 512 248 1200
San Diego, California
Cupertino, California
e-mail: usa@auo.com

Securities Dealing Institute

Sinopac Securities Corp.
3F, 53, Po-Ai Rd., Taipei, Taiwan
Tel: +886 2 2381 6288
www.sinotrade.com.tw

ADR Depositary and Regist

(NYSE symbol: AUO)

Citibank, N.A.
111 Wall Street,
20th Floor, Zone7
New York, New York 10005, USA
Tel: +1 877 248 4237 (toll-free)
Fax: +1 201 324 3284
e-mail: citibank@em.fcnbd.com
www.citibank.com/adr

Auditor

KPMG
Alfred Wei and Alfred Chen
6F, 156, Min-Sheng East Rd., Sec 3
Taipei, Taiwan
Tel: +886 2 2715 9999
www.kpmg.com.tw